SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
Solicitation/Recommendation Statement under Section 14(d)(4) of the
Securities Exchange Act of 1934
BUSINESS OBJECTS S.A.
(Name of Subject Company)
BUSINESS OBJECTS S.A.
(Name of Person(s) Filing Statement)
Ordinary shares, €0.10 nominal value per share
American Depositary Shares, each representing One Ordinary Share
(Title of Class of Securities)

F12338 103
12328X 107
(CUSIP Number of Class of Securities)

David Kennedy
Senior Vice President, General Counsel and Corporate Secretary
c/o Business Objects Americas
3030 Orchard Parkway
San Jose, California 95134
(408) 953-6000
(Name, address and telephone number of person
authorized to receive notices and communications on
behalf of the person(s) filing statement)

With a copy to:
Larry W. Sonsini, Esq.
John T. Sheridan, Esq.
Julia Reigel, Esq.
Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road
Palo Alto, CA 94304
(650) 493-9300
☑ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

PRESENTATION SLIDES FOR OCTOBER 8, 2007 CONFERENCE CALLS
SAP Press Conference Frankfurt, October 8, 2007

Business Users Can't Ask For More

Safe Harbor Statement Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as "anticipate," "believe," "estimate," "expect," "forecast," "intend," "may," "plan," "project," "predict," "should" and "will" and similar expressions as they relate to SAP are intended to identify such forward-looking statements. SAP undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect SAP's future financial results are discussed more fully in SAP's filings with the U.S. Securities and Exchange Commission ("SEC"), including SAP's most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

Safe Harbor Statement This presentation contains forward-looking statements that involve risks and uncertainties concerning the parties' ability to close the transaction and the expected closing date of the transaction, the anticipated recommendation by the Business Objects Board of the transaction to shareholders, the anticipated benefits and synergies of the proposed transaction, anticipated future combined operations, products and services, and the anticipated role of Business Objects, its key executives and its employees within SAP following the closing of the transaction. Actual events or results may differ materially from those described in this presentation due to a number of risks and uncertainties. These potential risks and uncertainties include, among others, the outcome of regulatory reviews of the proposed transaction, the ability of the parties to complete the transaction (including SAP's ability to tender successfully for at least 50.01% of all voting rights on a fully diluted basis), the impact on minority shareholders who do not tender into the offer, the failure to retain key Business Objects employees, customer and partner uncertainty regarding the anticipated benefits of the transaction, the failure of SAP and Business Objects to achieve the anticipated synergies of the proposed transaction and other risks detailed in Business Objects' SEC filings, including those discussed in Business Objects' quarterly report on Form 10-Q for the quarter ended June 30, 2007, which is on file with the SEC and available at the SEC's website at www.sec.gov. Business Objects is not obligated to update these forward-looking statements to reflect events or circumstances after the date of this document.

SAP Press Conference Henning Kagermann CEO, SAP AG John Schwarz CEO, Business Objects Werner Brandt CFO, SAP AG

SAP to Acquire Business Objects in Friendly Take-Over Business intelligence applications is the top priority in IT spending Combination of two industry leaders to drive compelling synergies SAP and Business Objects will offer the industry's most comprehensive portfolio of business performance and optimization solutions for business users for companies of all sizes The combination of SAP and Business Objects in their respective domains will benefit customers, prospects, partners, employees and shareholders

Another Important Milestone in SAP's Strategic Roadmap

Double Our Addressable Market


SERVICES
ENGINEERING
SAP
PERSONAL PRODUCTIVITY
ENTERPRISE APPLICATION SOFTWARE
INFRASTRUCTURE

50% Order Entry from New Products


~$75bn
Business User Solutions
SME Segment
Business Process Platform
~$32bn
Industry Solutions CRM, SCM,…
ERP
Industry Solutions
SAP Business Suite
2005
2010E

The Right Growth Strategy for Each Business Segment SAP Continues to Follow its Organic Growth Strategy SME Segment Business Process Platform Industry Solutions SAP Business Suite Business User Solutions Accelerated growth and faster coverage Organic growth and indirect channel Organic growth Co-innovation Organic growth

Changing Nature of Work Automation of prior transactional work Combination of structural and unstructured activities into end-to-end processes Increase of decision support and intelligence Decision- makers Creative/Ad Hoc Activities Structured Activities Task workers Business User Apps

SAP's Current Offering for the Business User

	Portal, Desktop, Mobile, Forms, RFID, RSS
Industry Performance Management Applications	**Banking**: Bank Analyzer; **Retail**: Demand Mgmt; **Other industries**
Cross-Industry Performance Management Applications	**Governance, Risk & Compliance** (Virsa); **Enterprise Performance Management** (OutlookSoft); **Spend Analytics**; **--**
Embedded Content and Reporting	SAP Business Suite; SAP Business ByDesign; SAP Business All-in-One; SAP Business One
Technology Platform	SAP NetWeaver (BW, MDM, BIA, Portal...)

SAP and Business Objects: A Perfect Match For Customers and Partners SAP and Business Objects Serving Complementary Markets Today Business User Core Enterprise Application Software ~40% common customer base 2 3 3 1 2 3 strengthen market leadership Growth opportunities high integration expand customer base 1

Analytics Applications SAP's and Business Objects' Products: Complementing Each Other SAP Products Open Business Abstraction Layer Information Discovery & Delivery Non-SAP Apps Other Data Sources Platform Components SAP Business Suite, SAP Business ByDesign, ... Enterprise Information Management Corporate Performance Management Analytics Applications Technology transfer Unified Portfolio Business Objects' Products Governance, Risk & Compliance Corporate Performance Management Functional Performance Management Embedded Analytics Know-how transfer

Customer Benefits Business Objects' Customers Added value of SAP: High capacity, protected investment Analytics deeply enriched by business process and vertical domain expertise Broader Portfolio -- TREX/in-memory, BI, flow (PI, BPM, CE) and MDM capabilities. Availability of SAP's leading application portfolio SAP's Customers Added value of Business Objects: Deep analytics and technical know-how, accelerated innovation, vertical competence Business processes enriched by analytics applications Closed loop process - decision support - process (embedded analytics, homogeneous best-in-class BI platform) Joint Value Proposition Wall-to-Wall Business User offering (innovation, usability, ease-of-use) Lower TCO: One lifecycle management, one ID management On-demand reporting Great midmarket synergy potential, expand market leadership

SAP Press Conference John Schwarz CEO, Business Objects

Business Objects' Strategic Direction Leadership in all facets of Business Intelligence Expand strategic global services Win in the midmarket Expand global sales Create new business models

Business Objects' Role: Create Unmatched Offering for the Business User Global Business Intelligence leadership -- open, broad and integrated Best-in-class EIM platform for SAP and non-SAP applications Leading CPM and Business User suite for SAP and non-SAP applications in combination with SAP's strength in verticals and applications. Provide SAP with world-class, suite-based embedded analytics Expand the SAP NetWeaver platform capabilities by contributing reusable platform components Expand the On-Demand business

SAP Press Conference Werner Brandt CFO, SAP AG

Details of the Transaction I SAP has signed a definitive merger agreement with Business Objects and will shortly launch a direct cash tender offer for all outstanding shares of Business Objects at €42 per share. 20% premium to the Business Objects, October 5, 2007 closing price Transaction volume taking into account the transaction costs will be slightly above €4.8 billion SAP will finance the transaction with available cash and borrowed funds. The minimum tender condition for our offer is a majority of the issued and outstanding Business Object shares. Other conditions include customary anti-trust and regulatory approvals The offer is expected to commence within the next few weeks and is expected to close in Q1 of 2008.

Details of the Transaction II The tender offer agreement provides that SAP would become entitled to a fee of €86 million in the event that the transaction is not completed successfully and certain other conditions are satisfied SAP's primary focus after the close of the offer Drive merger-related revenue and cost synergies Business Objects will be run as a separate entity within SAP The closing of the transaction is expected within the first quarter of 2008: On that basis SAP expects the transaction to be accretive to SAP's earnings per share on a U.S. GAAP basis in 2009 and beyond however, due to acquisition-related one-time effects in 2008 SAP expects the transaction to be dilutive by mid single digits € cents to SAP's 2008 earnings per share on a U.S. GAAP basis.

(c) SAP 2007 / Page 20 Q & A
Additional Information
The tender offer for the outstanding ordinary shares, the Convertible Bonds and the warrants of Business Objects has not yet commenced. This slide deck is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any Business Objects securities. The solicitation and the offer to buy ordinary shares of Business Objects, the Convertible Bonds and the warrants will be made only pursuant to an offer to purchase and related materials that SAP and its subsidiary intend to file with the SEC on Schedule TO. Business Objects also intends to file a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer.
Business Objects stockholders and other investors should read the Tender Offer Statement on Schedule TO, the Schedule 14D-9 as well as the Note d’Information and the Note en Réponse to be filed by SAP carefully because these documents will contain important information, including the terms and conditions of the tender offer. Business Objects stockholders and other investors will be able to obtain copies of these tender offer materials and any other documents filed with the AMF from the AMF’s website (amf-france.org) or with the SEC at the SEC’s website at www.sec.gov, in both cases without charge. Materials filed by SAP may be obtained for free at SAP’s web site, www.sap.com. Materials filed by Business Objects may be obtained for free at Business Objects’ web site, www.businessobjects.com. Stockholders and other investors are urged to read carefully all tender offer materials prior to making any decisions with respect to the tender offer.